Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dark Zone Productions, Inc.
12777 W. Jefferson Blvd. 3rd Floor, Bldg. D
Playa Vista, CA 90066
thedarkzone.tv

Up to $1,070,000.00 in Non-voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dark Zone Productions, Inc.
Address: 12777 W. Jefferson Blvd. 3rd Floor, Bldg. D, Playa Vista, CA 90066
State of Incorporation: DE
Date Incorporated: October 09, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Non-voting Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Non-voting Common Stock
Type of Security Offered: Non-voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Perks*

- $250 - Free Subscription to The Dark Zone Network plus a 1-year all access pass to premium content (*Free subscription is offered to all but premium content requires payments).
- $1,000 - Your very own Ghost Hunting Kit containing a laser grid (to detect motion) an EMF meter (to detect electromagnetic field spikes) and a laser thermometer (to detect cold spots).
- $2,500 - The Dark Zone poster, autographed by the talent, and a Dark Zone mug. Includes all previous perks.
- $10,000 - Participate in a 1-hour ghost hunt on the Queen Mary in Long Beach, CA with one of our expert paranormal investigators (Date TBD, must provide own travel and accommodations). Includes all previous perks.
- $25,000 - Spend the night on the Queen Mary and do an overnight investigation with one of our paranormal experts (Date TBD, must provide own travel, we provide the accommodation on the Queen Mary) Includes all previous perks.
- $50,000 - Be the star of your own paranormal show! You will spend the night on the Queen Mary and do an overnight investigation with one of our paranormal experts AND your whole experience will be videotaped, edited and featured on The Dark Zone (must provide own travel, we pay for the room on the Queen Mary, must sign basic appearance release allowing us to put you on TDZ). Includes all previous perks.

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Dark Zone Productions, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going

live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-voting Common Stock at $1 / share, you will receive 10 Non-voting Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

The Dark Zone Network is an online content video platform that focuses exclusively on the paranormal. Developed by the creative forces behind hit reality shows such as "Ghost Hunters," "Mountain Monsters," "Ghost Mine," "Ripley's Believe It Or Not," and much more, The Dark Zone aims to give the vast paranormal audience the content they crave, starring television personalities that they have grown to know and love over the years. They will be joined by rising stars in the field, in addition to veterans of all stripes. No subject is off limits. Whether, its ghosts, UFOs, cryptids, psychic phenomena, the occult, or the unexplained, The Dark Zone will deliver for those who are passionate about the unknown. Step into The Dark Zone. The website thedarkzone.tv was originally formed under Dark Zone Network, LLC, a California company. All digital series, graphics, and development was done by the contributed talent, labor and sweat equity of its partners gratis. Jay Bluemke, Scott Pearlman and Kathleen Burns all have 30% ownership of Dark Zone Network, LLC. The LLC formed a subsidiary, Dark Zone Productions, Inc., a C-corp registered in Delaware, that now owns all rights to The Dark Zone and will perform all management, production and financial responsibilities. The LLC transferred all IP to the Inc. in exchange for 3,000,000 shares of Common Stock. The LLC was originally formed October 2017 and has had no revenue. The Inc. was formed in October 2018 for the Reg CF raise and for all raises moving forward. The three partners will continue to render managerial and creative services for the network.

Competitors and Industry

As of now, there is no competitor that does exactly what The Dark Zone does. The platform most similar to ours is Vidi Space founded by paranormal TV personality Nick Groff. There is also OnStellar, which is more of a social media network, with an option to post video content. Right now, the online content platform market is burgeoning. Networks such as Crunchy Roll and Shudder are doing well because they are serving a niche audience that is starving for content that appeals to their tastes and sensibilities. The Dark Zone Network aims to do the same in the paranormal

space.

Current Stage and Roadmap

We have already launched thedakzone.tv website and it has been populated with some original content featuring our talent. We plan on incorporating blockchain technology and crypto tokens in the next phase. We plan to launch our own ICO, develop VR e-sports games, and produce additional content including live events worldwide in 2019.

The Team

Officers and Directors

Name: Scott Pearlman

Scott Pearlman's current primary role is with Possible Worlds, LLC (TV Show, Cosmos: Possible Worlds). Scott Pearlman currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and President
  Dates of Service: October 12, 2017 - Present
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** Possible Worlds, LLC (TV Show, Cosmos: Possible Worlds)
  Title: Consulting Producer
  Dates of Service: January 03, 2018 - September 17, 2018
  Responsibilities: Producing segments of episodes. Consulting on matters of clearance and post production

Other business experience in the past three years:

- **Employer:** American Chainsaws Entertainment
  Title: Supervising Producer
  Dates of Service: January 03, 2015 - Present
  Responsibilities: Overseeing the story department on shows such as Mountain Monsters and Alaska Monsters for Destination America and Travel Channel

Other business experience in the past three years:

- **Employer:** Eclipse TV
  Title: Writer/Story Producer for TV series Breaking Mysterious
  Dates of Service: May 10, 2016 - July 28, 2016

Responsibilities: Writing and producing segments for various episodes of Breaking Mysterious.

Other business experience in the past three years:

- **Employer:** 3 Ball Entertainment
  Title: Co-Executive Producer
  Dates of Service: July 30, 2016 - October 07, 2017
  Responsibilities: Helped run the TV series Finding Fido for the Z Living Network

Other business experience in the past three years:

- **Employer:** Renegade 83 Productions
  Title: Story Producer/Writer
  Dates of Service: January 12, 2017 - March 17, 2017
  Responsibilities: Wrote and produced an episode of Naked & Afraid XL for Discovery

Other business experience in the past three years:

- **Employer:** Bruce Cohn Curtis Productions
  Title: Line Producer
  Dates of Service: January 03, 2018 - February 05, 2018
  Responsibilities: Prepared a budget and schedule for the upcoming feature film "Hell Night."

Name: Jay Bluemke

Jay Bluemke's current primary role is with American Chainsaws Entertainment. Jay Bluemke currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Content Officer and Secretary
  Dates of Service: October 12, 2017 - Present
  Responsibilities: Creative (producer, director, editor)

Other business experience in the past three years:

- **Employer:** American Chainsaws Entertainment
  Title: Executive Producer
  Dates of Service: September 15, 2018 - Present
  Responsibilities: Managing all Post Production for the series. Responsible for final product.

Other business experience in the past three years:

- **Employer:** Vin De Bona Productions
  Title: Editor
  Dates of Service: February 01, 2018 - July 01, 2018
  Responsibilities: Show Editor

Other business experience in the past three years:

- **Employer:** A&E Networks
  Title: Development Producer
  Dates of Service: December 01, 2017 - January 01, 2018
  Responsibilities: Develop a show concept called "Proof of God"

Other business experience in the past three years:

- **Employer:** 3Ball Entertainment
  Title: Executive Producer
  Dates of Service: July 01, 2017 - November 01, 2017
  Responsibilities: Write, Produce, Direct and run Post Production for a show called Finding Fido as the Showrunner.

Other business experience in the past three years:

- **Employer:** American Chainsaws Entertainment
  Title: Executive Producer
  Dates of Service: November 01, 2016 - April 01, 2017
  Responsibilities: Run Post Production for the series. Responsible for final product.

Other business experience in the past three years:

- **Employer:** 3Ball Entertainment
  Title: Executive Producer
  Dates of Service: June 01, 2016 - October 01, 2016
  Responsibilities: Write, Producer, Direct and run Post Production for "Finding Fido" as the Showrunner.

Other business experience in the past three years:

- **Employer:** American Chainsaws Entertainment
  Title: Executive Producer

Dates of Service: January 01, 2014 - April 01, 2016
Responsibilities: Run Post Production. Responsible for final product on both of the shows "Mountain Monsters" and "Alaska Monsters"

Name: Kathleen Burns

Kathleen Burns's current primary role is with Cabana 512 Productions. Kathleen Burns currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer, Chief Financial Officer and Director
  Dates of Service: October 12, 2017 - Present
  Responsibilities: Finance, Legal, Business Affairs

Other business experience in the past three years:

- **Employer:** Cabana 512 Productions
  Title: CEO
  Dates of Service: January 15, 2016 - Present
  Responsibilities: Oversee the creative and operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company based on comps of other similar companies which have recently sold. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Dark Zone Productions, Inc. was formed on October 9, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Dark Zone Productions, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Dark Zone Network is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Dark Zone Network or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Dark Zone Network could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dark Zone Network, LLC	3,000,000	Voting common stock	65.0
Kathleen Burns	33	Percentage interests of dark zone, llc	33.0
Jay Bluemke	33	Percentage interests of dark zone, llc	33.0
Scott Pearlman	33	Percentage interests of dark zone, llc	33.0

The Company's Securities

The Company has authorized Non-voting Common Stock, Preferred Stock, Voting Common Stock, and Percentage Interests of Dark Zone, LLC. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Non-voting Common Stock.

Non-voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-voting Common Stock.

Material Rights

Subject to the preferential rights of holders of all classes of capital stock at the time outstanding having preferential rights as to dividends (including the Preferred Stock), the holders of Non Voting Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. The holders of shares of Non Voting Common Stock shall be entitled to share equally, on a per share basis, in such dividends or distributions.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

To be determined upon designation of rights and preferences

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in the Certificate of Incorporation, to fix or alter the rights, preferences, privileges, and restrictions of any wholly unissued series of Preferred stock as then designated.

Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 3,000,000 outstanding.

Voting Rights

The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Each holder of Voting Common Stock shall be entitled to vote on each matter (i) expressly required by the Delaware General Corporation Law or (ii) otherwise submitted to a vote of the stockholders of the corporation, including the election of directors, except for matters subject to a separate class vote by one or more classes and/or series of capital stock of the corporation other than Voting Common Stock to the extent such separate class vote is required by the Delaware General Corporation Law or this Certificate.

Material Rights

Subject to the preferential rights of holders of all classes of capital stock at the time outstanding having preferential rights as to dividends (including the Preferred Stock), the holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. The holders of shares of Common Stock shall be entitled to share equally, on a per share basis, in such dividends or distributions.

Percentage Interests of Dark Zone, LLC

The amount of securities outstanding is 100.

Material Rights

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock, of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: No proceeds were generated from this offering. This was the "Founders' Round" in which shares of Common Stock were issued to the founders.
  Date: October 09, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
6 months

Foreseeable major expenses based on projections:
Legal fees, Marketing Costs and Tech fees to launch STO / convert website to blockchain as well as production costs to produce additional content.

Future operational challenges:
A challenge we foresee will be the need to hire additional staff quickly to keep up with the demand of producing more content as the site grows. As professional TV producers we are accustomed to ramping up quickly but it always poses an inherent challenge.

Future challenges related to capital resources:
As we grow quickly, it will be a challenge to manage cash flow to ensure product rolls out on a regular basis without interruption.

Future milestones and events:
Future milestones include: successful subsequent fund raises through any available source, growth of network which will generate significant advertising revenue

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Member has available revolving credit line with Wells Fargo in the amount of $200,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Funds are critical to keep the project moving forward.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds are necessary to the viability of the company, yes. The total funds of the company will be the direct result of the funds received from the campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
6 months (the network will continue to exist during this period since there is low overhead); the minimum raised will move the project forward and help incorporate the plan to generate revenue.

How long will you be able to operate the company if you raise your maximum funding goal?
8-9 months

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Yes, Plan on rolling into subsequent fundraising efforts

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $3,000,000.00

Valuation Details: The Dark Zone has produced 6 short form series. Industry standard is between $400-$600k per, for an average total of $3m. Additional IP is valued at $500k. Established platform with presence on Roku, Apple TV, Footprint with worldwide distribution in existence. Plus the 10,000 subscribers and 20,000 Facebook followers and a partnership with a UK company with 20 million views. Other early stage companies in our industry are listed below:
https://www.mediapost.com/publications/article/321940/ott-streaming-startup-philo-raises-another-40m.html https://www.tubefilter.com/2018/03/19/cheddar-raises-22-million-doubles-valuation/
https://www.crunchbase.com/organization/revry#section-overview
https://www.multichannel.com/news/ott-startup-lands-36m-seed-funding-406833
https://www.broadbandtvnews.com/2015/03/17/sky-makes-new-ott-investment/

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  65.0%
  With the minimum funding goal we will develop additional content, pursue STO options and negotiate with VCs for additional funding. No funds will be used by parent entity.

- *Marketing*
  29.0%
  We will advertise on Facebook to increase viewership to generate ad partners / revenue. No funds will be used by parent entity.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  75.0%
  We will use the money to launch an ERC20 token, convert the website to the blockchain and create new content. No funds will be used by parent entity.

- *Marketing*
  19.0%
  We would use these funds to market TDZ token sale and advertise The Dark Zone Network. No funds will be used by parent entity.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at thedarkzone.tv (thedarkzone.tv/fiscalreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dark-zone-network

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dark Zone Productions, Inc.

[See attached]

I, Scott Pearlman,CEO of Dark Zone Productions, Inc., hereby certify that the financial statements of Dark Zone Productions, Inc. (a.k.a. The Dark Zone Network) and notes thereto from the inception 10/9/18 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Dark Zone Productions, Inc. was not in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th of October, 2018

Scott Pearlman (Signature)

CEO/President

24-October-2018

DARK ZONE PRODUCTIONS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

as of

OCTOBER 9, 2018

Together with
Independent Accountants' Review Report

Dark Zone Productions, Inc.
Index to Financial Statement
(unaudited)



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Dark Zone Productions, Inc.
Playa Vista, California

We have reviewed the accompanying financial statements of Dark Zone Productions, Inc., which comprise the balance sheet as of October 9, 2018 ("Inception") and the related statement of operations, stockholders' equity and cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon
Newport Beach, California
October 24, 2018

1

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

DARK ZONE PRODUCTIONS, INC.
BALANCE SHEET
(unaudited)

	October 9, 2018
Assets	
Current assets -	
Cash	$ -
Total assets	$ -
Liabilities and Stockholders' Equity	
Current liabilities -	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholders' Equity	
Preferred stock	-
Common stock	300
Accumulated deficit	(300)
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying notes to the financial statements and independent accountants' review report.

2

DARK ZONE PRODUCTIONS, INC.
STATEMENT OF OPERATIONS
(unaudited)

	October 9, 2018
Revenues	$ -
Operating Expenses -	
General and administrative	300
Net Income	$ (300)

See accompanying notes to the financial statements and independent accountants' review report.

3

DARK ZONE PRODUCTIONS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

| | Preferred Stock | | Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Deficit	Equity
Founders' Stock for Intellectual Property	-	$ -	3,000,000	$ 300	-	$ 300
Net loss	-	-	-	-	(300)	(300)
Balance at Inception	-	$ -	3,000,000	$ 300	$ (300)	$ -

See accompanying notes to the financial statements and independent accountants' review report.

4

DARK ZONE PRODUCTIONS, INC.
STATEMENT OF CASH FLOWS
(unaudited)

		October 9, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(300)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Common stock issued for contributed assets		300
Net cash provided by operating activities		-
Increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to the financial statements and independent accountants' review report.

5

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Dark Zone Productions, Inc. was formed on October 9, 2018 ("Inception") in the State of Delaware. The financial statements of Dark Zone Productions, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Dark Zone is an online paranormal themed video content platform that delivers exclusive unscripted content focused on ghosts, UFOs, cryptids, psychic phenomena, the occult and all things unexplained.

We have only recently formed the Company, have no operating history, no revenue generating activity to date, and rely on our founders for operating capital. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a proposed Regulation Crowdfunding campaign and/or debt or equity financing (through a private offering) and continued advances from our founders. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of October 9, 2018.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in consumer taste, internet regulations, access to high-quality content, and technological changes. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from advertising revenue generated on the Company's website when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company is authorized to issue of 3,000,000 shares of preferred stock with a par value of $0.0001 per share.

Common Stock
The Company is authorized to issue 7,000,000 shares of common stock with a par value of $0.0001 per share. Of these, 5,000,000 and 2,000,000 are designated as voting common stock and non-voting common stock, respectively.

Upon Inception, the Company issued 3,000,000 shares of voting common stock in exchange for the contribution of intellectual property from Dark Zone Network, LLC. The contributed intellectual property includes all rights, title and interest to certain domain names/websites and content as specified in the agreement. Due to the related party nature of this transaction, all assets and liabilities came over on a carryover basis which was determined to be zero, thus, the Company expensed the value of the voting common stock issued of $300.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 9, 2018 through October 24, 2018, the issuance date of these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

PLAY VIDEO



0

Investors

$0.00

Raised of $10K - $1.07M goal

Dark Zone Network

Step into the darkness.

Small OPO

Consumer Internet

Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

A Paranormal Themed Interactive OTT Platform

Invest in The Dark Zone Network

The producers of hit television series such as "Ghost Hunters," "Ghost Hunters International," "Mountain Monsters," and "Ripley's Believe It or Not" proudly present The Dark Zone Network, a new online content platform that aims to be the most trusted paranormal brand and community on the globe. If you're interested in ghosts, UFOs, extraterrestrials, demonology, cryptids, psychic phenomena, and the unexplained, The Dark Zone Network will have you covered.

The Dark Zone Network boasts cutting edge short form, VR, AR, and premium long form content that is strictly focused on the paranormal, and to our knowledge, it will be the only network of its kind on the web that will be **powered by the blockchain and utilize it's own cryptocurrency token, The Dark Coin.**







The Dark Zone Network picks up where cable television left off, **by putting the viewer INSIDE the phenomena with interactive and immersive experiences.** Through AR (Augmented Reality) technology, 360 degree VR (Virtual Reality), interactive live events and in-person investigations with television's most popular personalities, viewers will be an active participant in a ground-breaking and revolutionary platform!



The Dark Zone Network offers quality video content and the opportunity for believers to share their own evidence. The Dark Zone Network is creating a world wide community designed to bring millions of fans together in one portal, where they can interact with our stable of television's biggest stars and each other. The Dark Zone Network gives fans of the paranormal the home they've been longing for!!

Why The Dark Zone Solves the Current Problem

Television is changing. We believe new technologies introduced to the medium have fundamentally altered how content is delivered to audiences. The advent of streaming has disrupted traditional models, allowing consumers to dump cable entirely. We believe this sudden shift has shaken the industry to its core, causing networks to consolidate and schedule only core programming for the masses. **Niche and genre content gets pushed aside and leaves fans empty handed.**



But what if all of that could change? What if there was a way to give the hungry audiences everything they want in one place while paying creators to produce quality content?

Considering the technology exists to directly reach fans through the internet and create a world wide community, **this alternative would be a game changer.** Through The Dark Zone Network, content creators can appeal directly to niche audiences through a community that is tailor made for them.

And although it will be the **first and only paranormal video platform and community on the blockchain** as far as we know, it's going to do a whole lot more than just revitalize the genre. It will give fans the opportunity of a lifetime - - to be immersed in the paranormal experience.

Don't just sit and watch a paranormal investigation...be part of it.

The Dark Zone will change the way you interact with content, creators, and through this new model, the world.

But first, we need you to join us!

The Offering

Investment

$1.00 per share of Non-Voting Common Stock - When you invest you are betting the company's future value will exceed $4M.

Perks*

$250 - Free Subscription to The Dark Zone Network plus a 1-year all access pass to premium content (*Free subscription is offered to all but premium content requires payments).

$1,000 - Your very own Ghost Hunting Kit containing a laser grid (to detect motion) an EMF meter (to detect electromagnetic field spikes) and a laser thermometer (to detect cold spots).

$2,500 - The Dark Zone poster, autographed by the talent, and a Dark Zone mug. Includes all previous perks.

$10,000 - Participate in a 1-hour ghost hunt on the Queen Mary in Long Beach, CA with one of our expert paranormal investigators (Date TBD, must provide own travel and accommodations). Includes all previous perks.

$25,000 - Spend the night on the Queen Mary and do an overnight investigation with one of our paranormal experts (Date TBD, must provide own travel, we provide the accommodation on the Queen Mary) Includes all previous perks.

$50,000 - Be the star of your own paranormal show! You will spend the night on the Queen Mary and do an overnight investigation with one of our paranormal experts AND your whole experience will be videotaped, edited and featured on The Dark Zone (must provide own travel, we pay for the room on the Queen Mary, must sign basic appearance release allowing us to put you on TDZ). Includes all previous perks.

*All perks occur after the offering is completed

You are investing in equity in this offering. Perks are meant to be a "thank you" from the company for investing, and to provide you with an experience not available to the general public. If you qualify for a perk that can only be fulfilled by being at a certain place on a certain date (i.e. investigation on the Queen Mary.), and you cannot make that time and place, we regret that we cannot change our schedule to accommodate any investor -- you'll have to forego that perk. All investors receive the same pro rata share of the revenue whether or not they claim a perk.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

What is the Dark Zone Network?



The Dark Zone Network platform is live, and it is also

The Dark Zone Network platform is live, and it is also accessible through Roku, Apple TV, and more. We have six short-form programs currently available for the viewing pleasure of paranormal fans all over the world. As a team of producers, giving a home to high-quality paranormal content is paramount for the survival of our community and genre. But the Dark Zone will be much more.

The Dark Zone Network will be the world's best resource for paranormal content of all kinds. It will be a place that empowers new creators and encourages active participation in an interactive experience that has never been seen before.

The Dark Zone Network will also expand into lucrative areas such as the paranormal tourism and travel industry, which grosses $300 million annually in the U.S. alone. The Dark Zone Network will also be, as far as we know, the first platform of its kind that will have its own cryptocurrency, The Dark Coin, and be decentralized on the blockchain. In R&D, The Dark Zone Network has an IT team poised to put the platform on the blockchain and to start the process to launch the Dark Coin with your investment.



How Does The Dark Zone Network Differ?

On The Dark Zone, you'll be able to see some of the amazing shows our experts and investigators have created already, and since the Dark Zone has already launched, there's no need to wait and see what kind of content we'll produce - we're already there. We have programming, a growing social media following, and connections throughout the paranormal world and community at large.





A membership to The Dark Zone gives members access to all of our short form content for free. The next phase of development will offer premium long-form and VR content that promises to exceed anything users can see on television and major streaming networks. As the platform evolves, all subscriptions will be paid for in The Dark Zone's own cryptocurrency token, The Dark Coin. Using a subscription-tied cryptocurrency incentivizes our audience in a number of ways. Users will be able to earn tokens by watching content, ads, and interacting with the community - a pay-as-you- watch program that ultimately encourages our audiences to spend more time with us.

Users that wish to create content and distribute it over our platform will also be rewarded in Dark Coin, providing a path to revenue for new creators. They can use their tokens for special events and bonuses, or for gaining increased access to our

creators and content. This keeps our audience engaged and interested in the platform, as well as the content featured upon it. All of our high quality content is centered on our talented, expert paranormal investigators, we are never at a loss for content. This means we will be able to provide original short and long form TV content, licensed content, high-end documentaries, movies, games, and VR experiences.





Imagine if you will...

Redefining Immersion – put down the popcorn, be an investigator

Become a Ghost Hunter!

Join our paranormal experts as they investigate Alcatraz. Walking down the haunted corridor where thousands of souls wander in unrest. Turn to the right, you can see Al Capone laughing. Turn to the left and there's Bernard Coy. And you haven't even left your living room.

Last week you received your Dark Zone paranormal hunting kit and used it in the basement. Did you actually capture evidence? Upload your video and get the community talking. Our experts will weigh in and let you know if you have become an official Dark Zone investigator.

Interact in Real Time

During a live streaming event from the Queen Mary, you watch the different camera feeds as the investigators make their way through the massive vessel. What was that in the boiler room? Message the investigators directly to get down there ASAP. Send them questions and they will answer them live.

Paranormal Tourism

Board your flight to Philadelphia and join your favorite paranormal investigators in person as they investigate one of the most haunted locations in the world – Eastern State Penitentiary! Learn from the pros how to do a proper investigation and gather your own evidence. You could be the one to capture something truly historical.

See a Ghost!

SLS technology creates a wireframe image showing where an entity exists in the room based on the heat variance. The Dark Zone will take it even further with proprietary technology that will create a 3-D hologram so you can see and interact with a real spirit.

The Dark Zone Current Content Titles















CHECK IN AT THE MOST HAUNTED HOTEL IN THE WORLD
Spirits of the Stanley
A DARK ZONE WEBSERIES COMING SOON
WWW.DARKZONENET.COM

SUSAN SLAUGHTER'S
HIPSTER HAUNTS

IS IT REAL?

THEDARKZONE PRESENTS
ENCOUNTERS

The Dark ZoneTitles in Development

MAN VS GHOST

DEAD AIR

POSSESSED: THE HEX FILES


SpiRits
OF THE
QueeN maRy
A DARK ZONE WEBSERIES



Why we Believe The Dark Zone Network Will Change the World

The global audience for paranormal entertainment has grown exponentially since 2005 (see graphs). Paranormal multi-channel networks on YouTube have proven that the fan base online is even more robust than cable TV. On cable, shows such as "Ghost Hunters" and "Ghost Adventures" would average 1.5 to 2 million viewers a week, whereas the paranormal themed YouTube MCN, "Mr. Nightmare," has been around for 4 years and has amassed a whopping 470 million views and nearly 4 million subscribers. "Strange Mysteries," another paranormal themed MCN, has garnered over 212 million views and over 2 million subscribers. Where The Dark Zone differs is it offers the fans a home. Audiences need a place to watch their content without having to scour the internet to find it. On the flipside paranormal creators need a place that will value their hard work and creativity. The demand is there, it just needs to be met.


The paranormal genre is a proven view generator...
YouTube
MR. NIGHTMARE
426MM+ views
YouTube
384MM+ views
YouTube
Strange Mysteries
344MM+ views
Source: socialblade.com


...and proven to drive subscriber growth.
YouTube
MR. NIGHTMARE
2.6MM+ subscribers
YouTube
1.3MM+ subscribers
YouTube
Strange Mysteries
1.9MM+ subscribers
Source: socialblade.com

But That's Where the Dark Zone Comes In

The paranormal genre is a global phenomenon. There are paranormal fans in every country on every continent. They are passionate, loyal, dedicated, and willing to pay for the content they crave. The fan base is already willing to put in the work to find their favorites spread haphazardly across the internet. Imagine what they would do if it was all in one place?

That's Where the Dark Zone Can Really Shine

We believe this is a global community with millions of people that aren't having their needs met. Until now. Thanks to technology like live-streaming and the blockchain, we'll be able to create a community environment that's


Keys to Success
Branded Integration & Sponsorships
Blockchain Monetization
Television Spinoffs
Ad Sales
Travel and Events
VOD
Cross Platform

we'll be able to create a community environment that's stable and sustainable all over the world. The Dark Zone will open doors globally for fans and enthusiasts of the unknown, and not just mysteriously in their houses.

The Dark Zone will provide opportunities for direct communication and interaction with the experts and investigators the fans love, unique VR and live-streaming experiences available around the world, and global co-viewing activities. The Dark Zone will also brand its own ghost tours, conventions, and live events worldwide featuring the biggest names in the field. This will give the fan base the golden opportunity to immerse themselves in a myriad of ways, and give them a chance to partake in and build The Dark Zone community.

Market Share Sources:

Global Digital Advertising Spend (2017) $224 Billion
https://www.emarketer.com/Report/Worldwide-Ad-Spending-eMarketer-Forecast-2017/2002019
Branded Content Spend (2017) $5 Billion
https://polar.me/blog/branded-content-spend-poised-reach-7-billion-2018/
Travel & Tourism Worldwide GDP Contribution (2016) $7.6 Trillion
https://www.wttc.org/-/media/files/reports/economic-impact-research/countries-2017/unitedstates2017.pdf


Partnerships
Merchandise
Distribution


Market Size
Global Digital Advertising Spend (2017)
$224 billion
Branded Content Spend (2017)
$5 billion
Travel & Tourism Worldwide GDP Contribution (2016)
$7.6 trillion
Blockchain Wallet Users Worldwide
21 million
Netflix Worldwide Subscriptions (2017)
117.58 million
OTT Revenue Worldwide
$46.5 billion

Blockchain Wallet Users Worldwide 21 Million
https://www.bitcoinmarketjournal.com/how-many-people-use-bitcoin/
Netflix Worldwide Subscriptions 2017 117.58 Million
https://www.recode.net/2018/1/22/16920150/netflix-q4-2017-earnings-subscribers
OTT Revenue Worldwide $46.5 Billion
https://www.intertrust.com/intertrustblog/ott-eating-cable-heres-protect-streaming-demand-video/

Digital Disruption Creates Waves

The Dark Zone Network intends to generate revenue in 2019 through display advertisements, custom and branded integration content and subscription revenue among other opportunities such as paranormal tourism, and content licensing.

Internet advertising revenues in the United States totaled $88.0 billion in 2017


21.4%
$88.0
$72.5
FY 2016
FY 2017

Example of another niche website's yearly advertising revenue:

The Knot: $115 million

Example of another niche website's yearly subscription revenue:

Crunchy roll: $83 million

The IAB-PwC 2017 report sites the following key growth drivers for the increase in digital advertising revenue:

- Enabling Technology – advances in access to video and increased bandwidth
- Target Audiences – ability for digital platforms to deliver specific audiences
- Democratization of Advertising – small/medium businesses provide low risk, benefits of transparency and increased ROI for advertisers
- Impact of Direct Brand Advertising – positive ROI and scalability to specific desired audience
- Emerging Growth drivers – AR (augmented reality) and VR (virtual reality)
- Digital Video – demonstrated steady growth in Q4 2017

Source

Why Invest in The Dark Zone Network, a Digital Platform? Why now?

By 2020, Magna expects digital ads to make up 50 percent of all ad spending.

Global digital ad spending beat TV for the first time in 2017.



Source

"*Digital advertising revenues have been steadily rising for several years and buyers continue to increase their investment. From mobile to video, consumers are constantly turning to interactive screens, whether for information, entertainment, shopping,sharing, or more.*"

--David Silverman, Partner PwC





About The Dark Zone

About The Dark Zone

The Dark Zone Network was founded by the team that brought you the show that started it all, "Ghost Hunters." "Ghost Hunters" blazed the trail for unscripted paranormal content and created a global phenomenon that set the world on fire.



The Dark Zone team played an integral part in creating the modern paranormal genre as we know it, and now they plan to dive head first into the next frontier, which is the online community and the blockchain.

The Dark Zone has been in the works for a long time. As industry experts and producers, the founders saw that TV was changing, that cable was dying, and that their delivery method, their livelihood, was disappearing.



With an estimated 40 million subscribers on paranormal themed MCNs, and paranormal-centric YouTube videos garnering hundreds of millions of views collectively, just "Mr. Nightmare" alone has 4M subscribers. The creators of The Dark Zone Network saw that necessity was the mother of invention. The Dark Zone is the culmination of this group of paranormal pioneers' establishing a new and effective method for the worldwide paranormal fan base to get their content fix anywhere at anytime.



The Dark Zone Network Vision

The Dark Zone Network aims to be the premier platform for high quality paranormal content of all kinds, but it will take some time before it gets there.

At the moment, The Dark Zone has six short-form programs available to watch through our platform, and additional streaming services. With the launch of this campaign, The Dark Zone Network will also unveil new short form content and marketing efforts to drive audience participation and adoption.



When the campaign ends successfully, we will immediately put the funds raised to use. Investments will go to creating and polishing our white paper, preparing for our ICO, developing the platform, funding and creating new content, and building the service. Our goal is to complete all the

necessary steps to get the ICO launched as soon as possible.

With the ICO underway, we believe we can finish the last details of the platform, develop more new content, and have everything integrated within a year. 18 months after that, we hope to create our first VR and AR experiences. The future of the paranormal genre is in technology, so the future of The Dark Zone Network is also inextricably tied to technology as well. With that in mind, in addition to the visual and narrative content we hope to produce and publish on The Dark Zone platform, we also hope to expand the paranormal beyond its traditional boundaries.

This means the development of VR experiences to put people into paranormal environments or interact directly with investigators and experts. We hope to create a competitive game to drive interest in the paranormal around the world through events and more. We also plan to expand into the multi-million-dollar industry of paranormal tourism, both in reality and virtually. Through VR, AR, live streaming, and co-watching activities, we hope to push the paranormal genre into a place that fans have only dreamed of.

Invest in The Dark Zone Network Today!

If you invest today, you will get a piece of an already established startup. We are already on our way to revolutionizing the industry and the genre, but your help gets us there faster. With it, we'll be able to feed and drive active participation in our community.

An investment in the Dark Zone Network isn't just an investment in our platform, it's also an investment in our content and direction. After all, we don't just throw things against the wall and hope they stick and scare. We know our audience, and we listen to them. We know what they want, and we know how to give it to them. We're The Dark Zone Network, the premier platform for paranormal content around the world, and we need you to help us change paranormal content forever.





In the Press

   

SHOW MORE

Meet Our Team

  

Scott Pearlman

Chief Executive Officer and President

20-year film and television industry veteran Scott Pearlman's prolific career began as a producer on Fox's hit reality sitcom, "The Simple Life" for three seasons. Soon after, he had his hands in a multitude of different types of unscripted shows, including "Ghost Hunters" and its sister series "Ghost Hunters International" for SyFy, "Sport Science" for Fox Sports Net, "Seven Signs of the Apocalypse" for History Channel, "Naked & Afraid XL" for Discovery, and the latest season of "Cosmos" for Fox and NatGeo. Scott has also produced some of the most respected paranormal shows on cable, including "Ghost Mine" for SyFy, "Mountain Monsters," and "Alaska Monsters," both for Destination America.   As a feature film producer Scott was one of the co-founders of

Kathleen Burns

Chief Operating Officer, Chief Financial Officer and Director

Kathleen Burns is an award winning 25-year veteran in the television industry and one of the most respected in the field. Prior to launching her own production company, Cabana 512 Productions, and partnering on creating and running The Dark Zone, Burns was the Chief Operating Officer and Executive Producer at Kinetic Content, overseeing the production of multi-platform content for the global market. She was directly responsible for all aspects of its production, legal, and finance teams that made it one of the fastest growing entities in the industry. Having set up the infrastructure and management of the company's daily operations, she fostered its growth to a production slate of more than a dozen shows and a working space of 60,000 square

Jay Bluemke

Chief Content Officer and Secretary

Jay Bluemke is a twenty-year veteran of the television industry. In 2005 he produced and directed the show "Ghost Hunters", beginning a very successful association with paranormal reality television. Many of the structural elements, storytelling devices and production techniques he developed for the "Ghost Hunters" franchise have been adopted by countless other paranormal shows. Other paranormal titles Jay has either produced or directed include, "Ghost Hunters Academy," "Ghost Hunters International," "Ghost Mine," "Ghost Intervention," "UFO Hunters," "The Real Exorcist," and the current Discovery Network hit, "Mountain Monsters."   A well-rounded creative professional, Jay oversees every project from front-end creative, writing,

MEB Entertainment where he produced films for Lionsgate Films, Sam Raimi's Ghost House Pictures, IFC, Dark Sky Films, and Indie Rights respectively. Scott has a BA in film production from Cal State Northridge.

feet in just 5 years. Kinetic Content's show inventory included the groundbreaking hit series "Married at First Sight (FYI/A&E)", as well as "Married at First Sight: The First Year." "Little Women: LA and Little Women: NY (Lifetime)", "The Taste (ABC)", "Geeks Who Drink (SyFy)", "Seven Year Switch (FYI)", "Man vs Child: Chef Showdown (FYI)", "My Diet is Better Than Yours (ABC) and "Betty White's Off Their Rockers (NBC)." Prior to joining the team at Kinetic Content, Burns was positioned as the Vice President of Production at Pilgrim Films and Television, overseeing hundreds of hours of television including "Dirty Jobs (Discovery)", "American Chopper (Discovery)", "The Ultimate Fighter (Spike)" and "Ghost Hunters (SyFy)". During her time at Pilgrim, she helped grow the company from three shows to twenty six in active production. Burns had a rather notable start to her career having been in the control room at CNN when the Persian Gulf War broke out. She worked two Olympics, in Nagano and in Atlanta. She also produced commercials for Ridley Scott and numerous other clients around the world.

producing, directing - all the way to post production and delivery of the final product. He is a winner of the Genesis Award for unscripted television series and is a member of the Director's Guild of America of America.







Dave Schrader
Paranormal Expert
One of the most accomplished investigators in the field of paranormal research, Dave Schrader's expertise expands the entire spectrum of the medium. Whether it's ghosts, extraterrestrials, cryptids, psychics, or the unexplained Dave Schrader has seen it all. Schrader has shared the paranormal encounters of countless listeners on his widely popular radio show Darkness on the Edge of Town; which airs weeknights on Twin Cities News Talk. Dave is also the co-author of the book "The Other Side" and has been a frequent contributor to TAPS Magazine (The official magazine based on the hit SyFy series Ghost Hunters). In addition, Dave has hosted and guest starred on several popular paranormal television shows, among them A & E's Paranormal State, Travel Channel's Ghost Adventures, and Travel Channel's

Susan Slaughter
Occult Expert
Susan Slaughter began her paranormal adventures at the age of 15 in her hometown of Miami, Florida. Her personal experiences with the supernatural led her down the path of investigating things that "go bump in the night". When Slaughter was 18 she discovered, and then joined, The League Of Paranormal Investigators of Miami where she learned the basics of investigating. After a brief stint at Miami Dade College, Susan decided to take a year from school to pursue her spiritual endeavors and paranormal research, that's how she landed her initial role as a trainee investigator for the competition reality series on Syfy's Ghost Hunters Academy. She, alongside Karl Pfeiffer, won the series and their roles on Syfy's hit series Ghost Hunters International. Susan continued her paranormal adventures

Patrick Doyle
Paranormal Investigator
Patrick Doyle's experience with the paranormal began with a ghostly encounter as a 7-year-old kid, which fueled his fascination with the supernatural and put him on a quest for answers. While building his name as a paranormal investigator, Patrick and his frequent collaborator Kristen Luman were selected by an Oregon based mine owner to investigate The Crescent Mine, one of the most haunted locations in the Pacific Northwest. Their research was documented for the hit SyFy Channel series, Ghost Mine, which lasted for two seasons. Also avid outdoorsman, Patrick has developed a reputation for investigating paranormal activity in some of the country's most remote and dangerous locations, venturing where other paranormal teams fear to tread. Since Ghost Mine ended,

Paranormal Challenge. Today, Dave Schrader is one of the most sought after public speakers on paranormal topics worldwide and is a recurring fill in host on Coast to Coast AM.

on GHI for 3 years and eventually earned the lofty position as Case Manager for the team. Currently Susan still investigates the supernatural and speaks at convention panels and universities across the US. Susan currently resides in Los Angeles California.

Patrick appeared as one of the hosts of Reelz Channel's Behind The Screams, and is also an accomplished author and illustrator. Some of his work includes the critically acclaimed YA series Edgar Font's Hunt For A House To Haunt, the sci-fi adventure Next Rest Stop: Earth, the graphic novel The Ghost of Zombie, the children's storybook The Lair of Forgotten Bears, and the best selling memoir Ghosts From The Ground Up.







Karl Pfieffer
Paranormal Investigator

Karl Pfeiffer is a writer, photographer, and paranormal investigator. He won the first season of SyFy's Ghost Hunter's Academy and appeared on Ghost Hunters International. He worked for five years as the resident paranormal investigator at the famous Stanley Hotel in Estes Park, Colorado, where he conducted more than 250 investigations and created a webseries featuring his Spirit Investigations Team called, "Spirits of The Stanley." He lectures across America about approaches to the science and philosophy of the paranormal. Karl is the author of the novel, Hallowtide, and the short story collection, Into The Sky Below, Forever. He was a staff writer at publications, including TAPS Paramagazine and the Paranormal Pop Culture Blog. He's also a portrait and conceptual photographer based out of North Colorado.

Kristen Lumen
Parapsychologist

Kristen Luman's fascination with the paranormal begins with the mind. While studying for her psychology degree she discovered the world of paranormal psychology, the study that focuses on psychic phenomena and paranormal events such as clairvoyance, telekinesis, precognition, and near death experiences. The near-death experience of her cousin made an indelible mark on Kristen, prompting her to immerse herself in paranormal studies. Kristen's research in the field of parapsychology lead to her being chosen as one of two paranormal investigators to research The Crescent Mine which was documented for two seasons on Syfy Channel's hit paranormal docu-series, Ghost Mine. Ever since her experience at The Crescent, Kristen continues to research the connection between paranormal experiences and the mind. She is a licensed hypnotherapist and currently practices out of Los Angeles, CA.

Jay Verburg
Paranormal Historian

Jay Verburg began his unexpected paranormal journey as one of the two Greenhorn miners on SyFy's Ghost Mine. With no prior experience in the paranormal, fascination with history and the gold that still runs through the mountains of Eastern Oregon, unexpectedly landed him in the small town of Sumpter. It was in Sumpter where he found himself not only working as a hard rock miner, but witnessing events that led him to an entirely new journey — paranormal research. Research of history and the paranormal have led Jay to some of the most fascinating locations throughout Oregon, Washington, Idaho, California, Utah, and Colorado. Jay currently travels the U.S., speaking on paranormal research, and revealing how history can lead to discovery. As Director of Historical Research, jay works closely with like-minded individuals and investigative groups, focusing on energy and the pursuit of awareness surrounding the existence of intelligence beyond death.

Offering Summary

Company : Dark Zone Productions, Inc.

Corporate Address : 12777 W. Jefferson Blvd. 3rd Floor, Bldg. D, Playa Vista, CA 90066

Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Non-voting common stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,070,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$3,000,000.00

Perks*

- $250 - Free Subscription to The Dark Zone Network plus a 1-year all access pass to premium content (*Free subscription is offered to all but premium content requires payments).
- $1,000 - Your very own Ghost Hunting Kit containing a laser grid (to detect motion) an EMF meter (to detect electromagnetic field spikes) and a laser thermometer (to detect cold spots).
- $2,500 - The Dark Zone poster, autographed by the talent, and a Dark Zone mug. Includes all previous perks.
- $10,000 - Participate in a 1-hour ghost hunt on the Queen Mary in Long Beach, CA with one of our expert paranormal investigators (Date TBD, must provide own travel and accommodations). Includes all previous perks.
- $25,000 - Spend the night on the Queen Mary and do an overnight investigation with one of our paranormal experts (Date TBD, must provide own travel, we provide the accommodation on the Queen Mary) Includes all previous perks.
- $50,000 - Be the star of your own paranormal show! You will spend the night on the Queen Mary and do an overnight investigation with one of our paranormal experts AND your whole experience will be videotaped, edited and featured on The Dark Zone (must provide own travel, we pay for the room on the Queen Mary, must sign basic appearance release allowing us to put you on TDZ). Includes all previous perks.

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Dark Zone Productions, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-voting Common Stock at $1 / share, you will receive 10 Non-voting Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1 Main Video: The producers and director of the Ghost Hunters franchise, UFO Hunters, Ghost Mine, Mountain Monsters and so much more, would like to welcome you to a new paranormal destination. Step right up and enter The Dark Zone...a new digital paranormal community and content platform for anyone who's intrigued and fascinated by what lurks in the darkness of the unknown. The Dark Zone will be a one stop shop for all things paranormal, from film and video content including live broadcast ghost hunts to Virtual and Augmented reality experiences, merchandise and even paranormal conventions, ghost tours and haunted travel packages.

We've gathered some of television's top paranormal talent to help create the next generation of ghost, UFO and Cryptid content including these current Dark Zone titles: (*show clips from "Hipster Haunts," "Spirits Of The Stanley," "Is It Real?" and "Encounters"*) Plus a full roster of paranormal shows in development, ready to roll into production: (*show development materials for "Tales from the Dark Zone," "Man Vs Ghost," "GSI Live," "Dead Air," "The Hex Files," and others*)

But even more exciting than what goes bump in the night, is the future of The Dark Zone...a future where all content is decentralized on the blockchain. Rewarding viewers for their time, and content creators for their work - allowing producers, consumers and advertisers to connect directly, bypassing the middleman. And with 40 Million paranormal YouTube subscribers, the time is right to offer them something better.

With a membership to The Dark Zone, paranormal enthusiasts can log in and view their favorite paranormal content and immediately start collecting our token, the Dark Coin, that can either be utilized on the site to buy premium content, The Dark Zone merchandise, exclusive Dark Zone haunted experiences and even Dark Zone events where you can interact with your favorite celebrity paranormal experts - or, it can be changed out for hard cash. And the more content you view, the more Dark Coin you make.

The Dark Zone is poised to become the paranormal platform of the future. Join us and take a step into The Dark Zone.

Is It Real? Promo Video:

<OC Graphic: The Dark Zone presents, Paranormal>
That is really strange.
<OC Graphic: Evidence?>
OK
What is that?
Oh.
That's weird.

<OC Graphic: Paranormal, Evidence, Paranormal, Videos, Evidence, Paranormal Evidence Videos>
Whoa.
<OC Graphic: Paranormal, Evidence>
That's weird.
<OC Graphic: Paranormal, Videos, Evidence>
<OC Graphic: Is It Real?>
<OC Graphic: Now Exclusively @Footprint.tv>

Encounters Season 2 Teaser Video:

<OC Graphic: The Dark Zone presents, Primal Image>
If they knew you were there they would move heaven and earth to get at you to stop you revealing their secrets.
This place is also known as the gateway to the dead.
We've got to try this because this is, you know, this episode is about Satanism and he's an alleged Satanist.
You're going to reach out to the dark later on. Don't be surprised the dark may reach back.
Have you been aware of any human sacrifices here?
If they're going to come back later when you're here…that's my one main concern.
It senses bad evil.
These people mean business.
You're playing with things you don't understand.
<OC Graphic: One Investigator, Five Locations, Locked in. Alone>
I don't feel right.
Whatever could be here with me is drastically raising its game.
This area is just so barren isn't it?
<OC Graphic: Encounters>
The camera's F<bleep> moved.
<Encounters, credits page, Coming soon>

Hipster Haunts Season 1 Teaser Video:

<OC Graphic: The Dark Zone Original Series>
I'm Susan Slaughter, I'm a paranormal investigator. I live in a very hipster neighborhood that's all eccentric about indy everything so why not bring it into the paranormal
<OC Graphic: Susan Slaughter, Paranormal Investigator>
I now a lot of people, like musicians, like business owners, tattoo artists, you know, actors and all of that, and whenever I tell them that I'm a paranormal investigator they get all excited and they want to know more about me but then they start telling

their stories and why they're into the paranormal. They have great stories and I want to bring those stories to you.

<OC Graphic: Susan Slaughter's Hipster Haunts>

On season one of Hipster Haunts, right now I'm heading over to Burbank to meet up with my friends Eric and Kiko. You guys opened up an oddities store.

Oh yes, Bearded Lady Vintage and Oddities. We do specialize in buying haunted items. This personal prayer desk, or pew, this is the one that we talked about before that has the personal attachment of the guy Raymond.

<OC Graphic: Raymond>

Are you guys ready for the investigation tonight? Yes, absolutely.

Tonight I'm going to be pulling out all the stops. Cameras, audio, we're ganna put everything on, blast the whole place with illumination and see if we can capture concrete evidence of what is going on at the Bearded Lady.

I wonder what this spirit Ray what he would think about this place.

I feel something over the shoulder the whole time.

Are you angry with Eric> if you are angry with Eric make an X.

I managed to capture something that I find incredibly interesting.

Whoa

<OC Graphic: The Dark Zone>

Spirits of the Stanley Teaser DZ Video:

<OC Graphic: The Dark Zone>

For me, I mean, there's always been a presence about the place whether it's the first time you visited or whether you're well into 200 plus times, there's something powerful here.

<OC Graphic: Smart>

It's like an overwhelming feeling. This isn't right.

That was weird man.

<OC Graphic: Engaging>

We had a whole F<bleep> conversation

Holy crap

<OC Graphic: Keeps you Completely Fascinated>

Told you.

I'm going to go the back way.

Right where you were scaring it away.

<OC Graphic: With Astonishing Results>

Let's get out of here.

What is going on.

<OC Graphic: Spirits of the Stanley, A Dark Zone Webseries, Coming Soon, The Dark Zone, www.TheDarkZone.tv>

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DARK ZONE PRODUCTIONS, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF OCTOBER, A.D. 2018, AT 6:30 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

7091130 8100
SR# 20187061633

Authentication: 203585047
Date: 10-10-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 10/09/2018
FILED 06:30 PM 10/09/2018
SR 20187061633 - File Number 7091130

CERTIFICATE OF INCORPORATION

OF

DARK ZONE PRODUCTIONS, INC.

A DELAWARE CORPORATION

The undersigned, a natural person (the "***Sole Incorporator***"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is Dark Zone Productions, Inc.

II.

The registered office of the corporation in the State of Delaware shall be 2140 South DuPont Highway, City of Camden, County of Kent, 19934 and the name of the registered agent of the corporation in the State of Delaware at such address is Paracorp Incorporated.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is Ten Million (10,000,000) shares. Seven Million (7,000,000) shares shall be Common Stock, par value of $0.0001 per share and Three Million (3,000,000) shares shall be Preferred Stock, par value of $0.0001 per share.

Five Million (5,000,000) of the authorized shares of Common Stock are hereby designated Voting Common Stock ("***Voting Common Stock***") and Two Million (2,000,000) of the authorized shares of Common Stock are hereby designated Non-Voting Common Stock ("***Non-Voting Common Stock***").

The following is a statement of the designations, preferences, and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the corporation.

A. Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Each holder of Voting Common Stock shall be entitled to vote on each matter (i) expressly required by the Delaware General Corporation Law or (ii) otherwise submitted to a vote of the stockholders of the corporation, including the election of directors, except for matters subject to a separate class vote by one or more classes and/or series of capital stock of the corporation other than Voting Common Stock to the extent such separate class vote is required by the Delaware General Corporation Law or this Certificate. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the corporation representing a majority of the votes represented by all outstanding shares of capital stock of the corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law. The holders of Non-Voting Common Stock shall not be entitled to vote on any stockholder matters of the corporation or otherwise.

3.   Dividend Rights. Subject to the provisions set forth herein and the preferential rights of holders of all classes of capital stock at the time outstanding having preferential rights as to dividends (including the Preferred Stock), the holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. The holders of shares of Common Stock shall be entitled to share equally, on a per share basis, in such dividends or distributions, subject to the limitations described below.

4.   Liquidation. Subject to the provisions set forth herein and the preferential rights of holders of all classes of capital stock of the corporation at the time outstanding having preferential rights thereto (including the Preferred Stock), in the event of any distribution of assets upon a liquidation or otherwise, the right to receive ratably and equally all the assets and funds of the corporation remaining after the payment to the holders of shares of Preferred Stock.

B.   Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Certificate of Incorporation, to fix or alter the divided rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of share of such series then outstanding. In case the number of shares of any series shall be so decrease, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of share of such series.

V.

A.   The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B.   Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which

elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C.   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D.   Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E.   The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F.   Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VI.

A.   The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.   Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in

effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

VIII.

The name and the mailing address of the Sole Incorporator is as follows:

Susan Williams Howard
c/o Mitchell Silberberg & Knupp LLP
11377 W. Olympic Blvd., Los Angeles, CA 90064

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This Certificate has been subscribed as of October 9, 2018 by the undersigned who affirms that the statements made herein are true and correct.



SUSAN WILLIAMS HOWARD
Sole Incorporator